Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

March 29, 2012

Ms. Alison White

Senior Counsel

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Penn Mutual Variable Annuity Account III
Pre-Effective Amendment No. 2 to Registration Statement on Form N-4
File Nos. 333-177543 and 811-3457

In response to the comments you provided orally on February 13, 2012, this letter sets forth each of your comments followed by the action taken in response. In addition, please find attached a copy of the amendment filed with the U.S. Securities and Exchange Commission. Unless otherwise noted, capitalized terms have the same meaning as contained in the amendment.

1.	Comment: In the Base Contract Options section on page 19 and on page 35 in the FEES AND EXPENSES section, there is a reference to page 11 for the Fee Tables. These references should be to page 13.

Response: The requested changes have been made on pages 20 and 38.

2.	Comment: In the First Contract Year section on page 26 the following is included: “Please see the example Smart Foundation Plus: Qualifying for Higher Enhancement Rate in the First Contract Year in Appendix C for details.” This reference should be to Appendix B.

Response: The referenced information is now in Appendix A and a cross-reference to Appendix A is now on page 29.

3.	Comment: The cross-reference on page 43 to the “Taxes” section in the second full paragraph should be to page 104.

Response: The cross-reference on page 43 now refers to page 109 where the “Taxes” section is now located.

4.	Comment: In the “Spousal Step-In” section on page 55, the following phrase appears: “If there are any Riders are in force at the time of death, and the Beneficiary exercises Spousal Step-In: . . . ”. Please delete the second “are” in this sentence.

Response: We have made the requested deletion on page 57.

5.	Comment: In the “RMD and Enhanced Death Benefit” section on page 122 in Appendix B, the references to “(c)”, “(d)”, “(3)” and “(4)” should be changed to “(a)”, “(b)”, “(1)” and “(2),” respectively.

Response: We inadvertently did not make these changes on page 127 in pre-effective amendment number 2 filed on March 26, 2012. We will make the requested changes in the next pre-effective amendment, which will be accompanied by a request to accelerate effectiveness.

6.	Comment: Please include the added language requested in Comment 11 of the comment letter on the initial registration statement in a more prominent location.

Response: The requested language now appears on the cover page of the prospectus.

7.	Comment: Revise the “Death Benefit Summary Table,” which begins on page 60, so that the information is more clearly presented to investors.

Response: We have revised the “Death Benefit Summary Table,” which now begins on page 59, so that it now contains only one column, not two columns, and we believe the information is now more clearly presented than it previously was.

8.	Comment: Please explain why language was deleted from Section 5.5 Death Benefit Options.

Response: The deleted language was not consistent with the language from the variable annuity contract and, therefore, it was deleted.

9.	Comment: In Scenario 1 of the Standard Death Benefit example in Appendix B on page 114, please include a definition of “Adjusted Net Purchase Payments”.

Response: As requested, we have included a definition of Adjusted Net Purchase Payments. This disclosure is now located on page 117 in Appendix A.

10.	Comment: Revise the Guaranteed Growth and Income Benefit Rider: Enhancement True Up, which begins on page 119 of Appendix B, so that the information is more clearly presented to investors.

Response: We have revised the Guaranteed Growth and Income Benefit Rider: Enhancement True Up, which now begins on page 123 of Appendix A, so that the information is more clearly presented than it previously was.

11.	Comment: In the Enhancement True-Up Comparison under the Guaranteed Growth and Income Benefit Rider: Enhancement True Up, which begins on page 120 of Appendix B, provide the same information for contract years 5, 6 and 7 that is provided for contract year 4.

Response: We have revised the Enhancement True-Up Comparison, which is now located on page 125 of Appendix A, to include the requested information for contract years 5, 6 and 7.

We believe we have been fully responsive to your comments, with the one inadvertent exception we noted. We look forward to receiving and responding to any additional questions or comments. We will then file a further amendment making any necessary changes, adding audited financial statements and any other necessary exhibits, accompanied by a request for acceleration.

If you have any questions or further comments, please do not hesitate to contact me at 202-739-5450 or my colleague, Sean Graber at 215-963-5598. We appreciate your continued attention to this filing.

Sincerely,

/s/ Michael Berenson

Michael Berenson